Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Ultra Short Opportunities Fund

		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	$5,026,094	$0.53		9,134,302	$9.72
Class B	$929,400	$0.46	 	1,988,287	$9.72
Class C	$3,661,855	$0.46		8,089,709	$9.72
Class I	$28,501,925	$0.55		59,423,031	$9.72